PHI Operating Services Company
Balance Sheet
(Dollars in Thousands)
(Unaudited)

	As of September 30, 2005
ASSETS	
Current Assets	
Cash and cash equivalents	*
Accounts receivable from associated companies	*
Interest and taxes accrued	*
Other prepayments	*
Deferred Charges and Other Assets	
Deferred income tax	*
	*
Total Assets	*
LIABILITIES AND OWNER'S EQUITY	
Current Liabilities	
Accounts payable	*
Notes payable to associated companies	*
Interest and taxes accrued	
Other	*
	*
Capitalization	
Common stock	*
Retained earnings	*
Conectiv money pool loan	*
Total capitalization	*
Total Capitalization and Liabilities	*

* Filed under request for confidential treatment pursuant
to Rule 104(b) of the Public Utility Holding Company Act
of 1935.

PHI Operating Services Company
Consolidated Statements of Income
(Dollars in Thousands)
(Unaudited)

	Nine Months Ended September 30, 2005
OPERATING REVENUES	*
OPERATING EXPENSES	*
OPERATING INCOME	*
OTHER INCOME	*
INTEREST EXPENSE	*
INCOME BEFORE INCOME TAXES	*
INCOME TAXES	*
NET INCOME	*

* Filed under request for confidential treatment pursuant to Rule
104(b) of the Public Utility Holding Company Act of 1935.